Management's Discussion and Analysis

For the three and nine months ended September 30, 2025 and 2024

(Expressed in United States dollars, unless otherwise stated)

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

This Management's Discussion and Analysis ("MD&A") of Galiano Gold Inc. ("Galiano" or the "Company") has been prepared by management and approved by the Board of Directors as of November 6, 2025 and should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2025 and 2024, the audited consolidated annual financial statements and the notes thereto for the year ended December 31, 2024 and the related MD&A. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

This discussion covers the three and nine months ended September 30, 2025 and the subsequent period up to the date of issuance of this MD&A. All dollar amounts herein are expressed in United States dollars ("US dollars") unless otherwise stated. References to $ means US dollars and C$ are to Canadian dollars. The first, second, third, and fourth quarters of the Company's fiscal years ("FY") are referred to as "Q1", "Q2", "Q3", and "Q4", respectively.

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Please refer to "Non-IFRS Measures" in this MD&A for additional information regarding these non-IFRS measures.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described under the headings "Risks and Uncertainties" and "Cautionary Statements" at the end of this MD&A.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

BUSINESS OVERVIEW

Galiano was incorporated on September 23, 1999, under the Business Corporations Act of British Columbia, Canada.  Galiano is a gold mining company with a strategic vision to become a mid-tier producer. The Company's operating gold mine is the Asanko Gold Mine ("AGM") located on the Asankrangwa Gold Belt in the Republic of Ghana ("Ghana"), West Africa. The AGM consists of four main open-pit deposits: Abore, Nkran, Esaase and Miradani North, multiple satellite deposits and a carbon-in-leach processing plant, with a capacity of 5.8 million tonnes ("Mt") per annum. The AGM also owns various exploration licenses across the highly prospective and underexplored Asankrangwa Gold Belt.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration, and disciplined deployment of its financial resources.

The Company's common shares trade under the symbol "GAU" on the Toronto Stock Exchange in Canada and the NYSE American Stock Exchange in the United States.

Additional information on the Company, including its most recent Annual Information Form ("AIF"), is available under the Company's SEDAR+ profile at www.sedarplus.ca and the Company's website: www.galianogold.com.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

Q3 2025 AND YEAR-TO-DATE HIGHLIGHTS

Safety

  No lost-time injuries ("LTI") and one total recordable injury ("TRI") recorded during Q3 2025.

  12‐month rolling LTI and TRI frequency rates as of September 30, 2025 of 0.39 and 0.90 per million hours worked, respectively.

Financial

  Cash and cash equivalents of $116.4 million as of September 30, 2025.

  Generated cash flow from operating activities of $40.4 million during Q3 2025.

  Income from mine operations of $48.2 million during Q3 2025.

  Net loss of $0.15 per common share and adjusted net loss1 of $0.01 per common share during Q3 2025.

  Adjusted EBITDA1 of $37.8 million during Q3 2025.

Mining

  Mined 1.6 Mt of ore at an average mined grade of 0.8 grams per tonne ("g/t") gold and a strip ratio of 7.8:1 during Q3 2025.

  Development of Cut 3 at the Nkran deposit continued to ramp up during the quarter with 3.6 Mt of material mined, an increase of 111% compared to Q2 2025.

  Subsequent to quarter-end, mining operations at Esaase recommenced in early November, with a steady ramp up in ore production expected over Q4 2025.

Processing

  1.3 Mt of ore was milled at an average feed grade of 0.9 g/t, with metallurgical recovery averaging 91% during Q3 2025.

  The permanent secondary crushing circuit at the AGM processing plant was commissioned at the end of July 2025.

  Produced 32,533 ounces of gold during the quarter, a 7% increase compared to Q2 2025. Year-to-date gold production reached 83,617 ounces as of September 30, 2025. Gold production guidance for FY 2025 is revised to a range of 120,000 - 125,000 ounces (previously 130,000 - 150,000 ounces). Refer to "2025 Guidance and Outlook" in this MD&A for further details.

  Sold 32,577 ounces of gold during the quarter at a record quarterly average price of $3,501 per ounce (“/oz”) and sold 88,858 ounces of gold year-to-date at an average price of $3,237/oz, excluding the effect of realized losses on gold hedging instruments.

Cost and Capital Expenditures

  Total cash costs1 of $1,554/oz and all-in sustaining costs1 ("AISC") of $2,283/oz for the quarter. AISC1 was consistent with Q2 2025. AISC1 guidance for FY 2025 is revised to a range of $2,200/oz - $2,300/oz. Previous AISC1 guidance for FY 2025 was a range of $1,750/oz - $1,950/oz, plus a further $100/oz for higher royalties.

  Capitalized development pre-stripping costs at Nkran Cut 3 of $12.0 million during Q3 2025 and $22.1 million year-to-date.

__________________________________________
1 Non-IFRS measure.  Refer to "Non-IFRS Measures" in this MD&A.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

Exploration

  Phase 2 drilling program at Abore completed during Q3 2025, which identified multiple new high-grade ore shoots below the Abore South and Main zones, while also revealing a significant new high-grade discovery at Abore North (refer to the Company's news release dated August 20, 2025).

RECENT DEVELOPMENTS

  Early in Q3 2025, the Ministry of Defense and Ghana Armed Forces established a Forward Operating Base ("FOB"), a full-time military camp, at the AGM. The military presence forms part of a state-mandated security intervention, coordinated through the Ghana Chamber of Mines, to secure large-scale mining concessions and address the impact of illegal mining on national parks and waterways. On September 9, 2025, an incident occurred when illegal miners attacked the newly established FOB. Tensions escalated, leading to civil unrest, including the fatality of a community member and damage to contractor equipment (refer to the Company's news release dated September 9, 2025).

In coordination with the government, military, and police, the Company worked with community leaders to reduce tensions and restore order. No further incidents have since occurred.

By mid-September, haulage operations at Esaase recommenced, while the mining contractor has procured replacement equipment. Mining operations at Esaase resumed in early November, with a steady ramp up in ore production expected over Q4 2025.

  The Company is in the process of finalizing a $75 million revolving credit facility (the “RCF”) with FirstRand Bank Limited, acting through its Rand Merchant Bank division (“RMB”). The purpose of the RCF is for general working capital requirements. The RCF has a 4-year term and floating interest rate based on the Secured Overnight Financing Rate (SOFR) plus a margin of 3.95%. Finalization of the RCF is pending signing of closing documentation, and satisfaction of conditions precedent customary for a facility of this nature.

2025 GUIDANCE AND OUTLOOK

The Company has revised its FY 2025 gold production guidance to a range of 120,000 - 125,000 ounces, from the previously announced range of 130,000 - 150,000 ounces. Production for the balance of the year will be impacted by multiple factors, including the extended pause of mining operations at Esaase. During this period, Esaase stockpile material fed to the mill yielded lower grades. The impact of this lower grade stockpile material will continue while Esaase mining operations ramp back up to deliver ore from the pit. Mining at Abore will provide the majority of the mill feed for the balance of the year, and lower realized grades have been factored into the revised production guidance range. Mill throughput assumptions for the balance of the year have been aligned to reflect Q3 2025 milling performance, with the expectation that ongoing circuit optimizations will yield improved throughput by year-end

With lower production guidance and higher anticipated royalties, resulting from prevailing gold prices and the 2% increase to Ghana’s Growth and Sustainability Levy (“GSL”), AISC1 guidance for FY 2025 is revised from a range of $1,750/oz - $1,950/oz to between $2,200/oz - $2,300/oz (which includes the previously disclosed $100/oz for higher royalties), assuming an average gold price of $3,900/oz in Q4 2025. On an absolute basis, operating costs (excluding royalties) are estimated to be in line with previous expectations.

Total sustaining capital expenditures remain guided to $15.0 million in 2025, excluding capitalized stripping costs. Development capital expenditures for 2025 are revised to between $45.0 million to $50.0 million (previously $60.0 million to $65.0 million) due to timing of project start dates.

For 2025, exploration expenditures at the AGM are now estimated at approximately $13.0 million (previously $10.0 million), due to the positive results of Abore’s Phase 1 and Phase 2 programs, which led to an expanded scope of drilling. The 2025 exploration program is focused on increasing Mineral Resources at Abore, including additional drilling around the newly-discovered high-grade zones of the Abore Main pit and deep drilling below the current Mineral Reserve pit shell, as well as targeting discoveries in both near mine and greenfield areas of the AGM’s tenements.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

SELECTED OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Mining
Ore mined ('000t)	1,605	1,365	1,296	531	670
Waste mined ('000t)	12,493	9,824	9,124	8,698	9,726
Strip ratio (W:O)	7.8	7.2	7.0	16.4	14.5
Average gold grade mined (g/t)	0.8	0.8	0.8	1.0	1.1
Mining cost ($/t mined) - mine-wide(1)	3.36	3.65	3.36	3.41	3.52
Mining cost ($/t mined) - producing(1)	3.38	3.59	3.31	3.41	3.52
Mining cost ($/t mined) - development(1)	3.29	4.00	3.98	-	-
Ore tonnes trucked ('000 t)	1,288	1,030	1,053	685	665
Ore transportation cost ($/t trucked)	4.35	4.49	4.43	4.75	4.56
Processing
Ore milled ('000t)	1,283	1,193	1,086	1,179	1,162
Average mill head grade (g/t)	0.9	0.8	0.8	0.9	0.9
Average recovery rate (%)	91	89	87	85	91
Processing cost ($/t milled)	12.57	12.89	14.37	15.84	12.49
General and administrative cost ($/t milled)	6.62	6.24	5.78	6.28	5.74
Gold produced (oz)	32,533	30,350	20,734	28,508	29,784
Capital expenditures
Sustaining capital ($m)	4.2	2.2	1.3	0.8	0.8
Development capital ($m)	2.9	4.9	3.3	2.0	4.0
Sustaining capitalized stripping costs ($m)	11.9	15.1	11.9	19.1	25.5
Development capitalized stripping costs - Nkran ($m)	12.0	6.9	3.2	-	-
Financial, costs and cash flow
Revenue ($m)	114.2	97.3	76.6	64.6	71.1
Gold sold (oz)	32,577	29,287	26,994	24,673	29,014
Average gold sales price ($/oz)	3,501	3,317	2,833	2,609	2,446
AISC ($/oz sold)(2)	2,283	2,251	2,501	2,638	2,161
Income from mine operations ($m)	48.2	37.2	15.4	21.8	26.4
Adjusted net (loss) income ($m)(2)	(2.8)	21.0	0.4	5.1	16.1
Adjusted EBITDA ($m)(2)	37.8	39.9	19.0	21.2	29.0
Cash flow from operating activities ($m)	40.4	35.8	25.9	13.8	24.4

(1) Total mining cost per tonne includes total mining costs for all producing deposits (Abore and Esaase) and deposits in development (Nkran). Producing mining cost per tonne reflects unit mining rates at the Abore and Esaase deposits combined, while development mining cost per tonne reflects unit mining rates at the Nkran deposit only.

(2) Non-IFRS measure.  Refer to "Non-IFRS Measures" in this MD&A.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

Q3 2025 Operational Analysis for the Asanko Gold Mine

Mining

Abore

  Mined 1.3 Mt of ore, an increase of 57% from Q2 2025, at an average grade of 0.9 g/t gold.

  Strip ratio of 6.5:1, in line with Q2 2025.

  Mining activities at Abore during Q3 2025 focused on opening up Cut 2 to the full pit width to expose the main granite ore body, and as a result the strip ratio remained elevated and average grade mined lower than forecast.

  Understanding of Abore’s mineralization has improved as more of the main ore body has been mined at depth. Reconciliation results for the quarter indicated that internal dilution, in combination with mining practices, produce more tonnes at a lower grade for an equivalent number of gold ounces.

Esaase

  Mined 0.1 Mt of ore, a decrease of 83% from Q2 2025, at an average grade of 0.7 g/t gold.

  Strip ratio of 6.4:1, an increase of 16% from Q2 2025.

  Mined volumes at Esaase were impacted by strategically focusing on mining the Abore deposit for the second half of the year, and the incident that occurred on September 9, 2025.

  Mining operations at Esaase resumed in early November.

Nkran

  Mined 3.6 Mt of material, including 0.2 Mt of ore, an increase of 111% from Q2 2025, as the mining contractor continued to ramp up Cut 3 waste stripping.

  The mining contractor is expected to mobilize an additional mining fleet by the end of 2025, which is expected to result in higher volumes mined starting in Q1 2026.

Mining Costs

Mining cost per tonne at Abore and Esaase averaged $3.38 per tonne ("/t") in Q3 2025, 4% lower than mining costs of $3.52/t at Abore in Q3 2024.

Refer to "Capital Expenditures" below for a discussion on Nkran mining costs.

Ore Transportation

Ore transportation reflects ore transported from mined deposits located greater than 5 kilometers ("km") from the processing plant, which currently includes the Abore and Esaase deposits. Ore transported from closer deposits is considered rehandling, the costs of which are included in mining costs. During the quarter, 1.3 Mt of ore was trucked from the Abore and Esaase deposits to the processing plant, compared to 0.7 Mt in Q3 2024, an increase of 94%, due to higher mined volumes.

Ore transportation unit costs in Q3 2025 were $4.35/t and were lower than the comparative period in Q3 2024 due to a 94% increase in ore tonnes trucked, which reduced fixed costs on a per unit basis.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

Processing

Gold Production

The AGM produced 32,533 ounces of gold during Q3 2025, an increase of 7% from Q2 2025, as the processing plant in Q3 2025 milled 1.3 Mt of ore at an average grade of 0.9 g/t with metallurgical recovery averaging 91%. Recovery rates have gradually improved each quarter in 2025 due to higher feed grades.

Milled Tonnes

Mill throughput in Q3 2025 was 10% higher than the comparative period of 2024 due to the commissioning of the permanent secondary crushing circuit at the AGM processing plant in July 2025. While all of the primary components of the secondary crusher have been commissioned, there are additional ancillary components and hardware that will be installed during Q4 2025 that will further improve the processing plant performance by year-end. At the end of Q3 2025, milling rates had increased 13% compared to the Q2 2025 average.

Average Head Grade

Mill feed grades during Q3 2025 were 11% higher than Q2 2025, as a higher proportion of Abore ore was processed in Q3 2025.

Processing Costs

Processing cost per tonne for Q3 2025 was $12.57, 3% lower than Q2 2025 and in line with Q3 2024. The decrease in processing cost per tonne in Q3 2025 was driven by 8% more tonnes milled compared to Q2 2025, which decreased fixed processing costs on a per unit basis.

Capital Expenditures

Sustaining capital expenditures during Q3 2025 totaled $4.2 million and related primarily to a tailings facility expansion.

Development capital expenditures during Q3 2025 totaled $2.9 million (excluding Nkran pre-stripping costs) and related primarily to construction of the completed secondary crushing circuit.

Development of Cut 3 at the Nkran deposit commenced in February 2025 and has continued to ramp up throughout the year. During the quarter, 3.4 Mt of waste was mined at a cost of $3.29/t or $12.0 million. These stripping costs are classified as development capital expenditure.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

Total Cash Costs and AISC

Total Cash Costs1

For tthe three and nine months ended September 30, 2025, total cash costs1 were $1,554/oz and $1,623/oz, respectively, compared to $1,247/oz and $1,230/oz in the comparative periods of 2024. During the 2024 comparative periods, low grade stockpiled ore was processed that had no accounting book value and, as such, had no mining cost attributed to it, which resulted in lower total cash costs1. Additionally, total cash costs1 were higher in the 2025 periods due to higher royalties, a result of higher average gold sales prices and an increase in the GSL effective April 1, 2025. These factors were partly offset by 12% higher gold ounces sold in Q3 2025.

Relative to Q2 2025, total cash costs1 decreased 3% due to higher gold ounces sold in Q3 2025.

AISC1

For the three and nine months ended September 30, 2025, AlSC1 was $2,283/oz and $2,319/oz, respectively, compared to $2,161/oz and $1,903/oz in the comparative periods of 2024. The increase in AlSC1 was mainly due to the increase in total cash costs1 described above.

Relative to Q2 2025, AISC1 remained comparable in Q3 2025 on a per ounce basis, while increasing by 13% on an absolute basis. The increase in absolute costs was driven by costs associated with operating the secondary crushing circuit, higher royalties resulting from higher average gold sales prices, and higher sustaining capital expenditures related to expanding the tailings facility.

EXPLORATION ACTIVITIES

The Company holds a district-scale land package of 476km2 on the highly prospective and underexplored Asankrangwa Gold Belt. During Q3 2025, the AGM conducted exploration programs to assess existing mineralization and expansion potential at several deposits, while also evaluating their broader resource prospects. Concurrent efforts focused on identifying greenfield exploration opportunities throughout the regional tenement portfolio.

Abore

Following the positive results of a Phase 1 drilling program (refer to the Company's news release dated May 5, 2025), which targeted mineralization within and directly below Abore's Mineral Reserve pit shell, a Phase 2 drilling program commenced at Abore in Q2 2025 and was completed in Q3 2025. The Phase 2 program was designed to test for further extensions of mineralization immediately below the Abore Mineral Reserve and Mineral Resource, across a strike length of approximately 1,600m, extending to the northern end of the Abore pit. Q3 2025 drilling at Abore totalled 14,687m.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

Results from the Phase 2 program identified multiple new high-grade ore shoots below the Abore South and Main zones, while also revealing a significant new high-grade discovery at Abore North below the existing Mineral Reserve and Mineral Resource (refer to the Company's news release dated August 20, 2025). On the back of these positive results, the Phase 2 program has been expanded to continue infill and step-out drilling through Q4 2025.  Highlights of significant intercepts include:

  Hole ABDD25-388: 6.8 g/t Au over 23m from 240m
  Hole ABDD25-384: 5.3 g/t Au over 16.4m from 189m
  Hole ABPC25-368: 2.0 g/t Au over 44.8m from 279m
  Hole ABPC25-380: 2.9 g/t Au over 30.6m from 148m, including 4.5 g/t Au over 17m
  Hole ABDD25-354: 3.0 g/t Au over 17.5m from 241m
  Hole ABPC25-371: 2.9 g/t Au over 29.7m from 209m
  Hole ABDD25-376: 2.1 g/t Au over 40m from 208m, including 12m @ 3.8 g/t Au
  Hole ABPC25-361: 2.3 g/t Au over 19.9m from 215m
  Hole ABDD25-374: 1.7 g/t Au over 46m from 225m, including 13m @ 2.8 g/t Au
  Hole ABDD25-377: 1.6 g/t Au over 34m from 210m, including 8m @ 3.7 g/t Au
  Hole ABDD25-379: 1.3 g/t Au over 30m from 233m, including 5m @ 3.2 g/t Au

Refer to the Company's news release dated August 20, 2025 for additional information regarding these drill results, including data verification and quality assurance and quality control measures.

Greenfield Targets

In addition to the drilling and geophysics programs above, the Company also continued to conduct mapping and prospecting on several regional greenfield targets across the AGM's tenements with an objective of identifying new potential drill targets. Work in Q3 2025 continued to focus on areas along strike to the southwest of the Nkran deposit, including a ground Induced Polarization survey over the Nsoroma target ahead of planned drilling in Q4 2025.

Exploration Cost

Exploration expenditures during the three and nine months ended September 30, 2025 were $3.5 million and $8.6 million, respectively. Exploration costs are tracking above the Company's initial guidance due to the expanded scope of Abore's Phase 2 drilling program.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE

Sustainability is at the core of Galiano's business strategy. The Company believes that a comprehensive sustainability strategy is integral to meeting its strategic objectives by positively supporting stakeholder relationships, improving risk management, reducing the AGM's production costs, and benefiting catchment communities beyond the life of the mine.

For further details on the Company's sustainability program, refer to the Company's 2024 Sustainability Report (the "2024 Sustainability Report") published on May 12, 2025, which is available on the Company's website at www.galianogold.com.

Health & Safety

	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Health and safety
LTIs(1)	-	-	2	1	-
TRIs(1)	1	-	3	3	1
12-month rolling LTI frequency rate(1)	0.39	0.42	0.43	0.15	0.00

(1) The Company records and reports injuries in accordance with the International Council on Mining and Metals' (ICMM) Mining Principles.

Safety performance remained robust, with the LTI-free hours worked reaching 4,272,200 and equating to 183 LTI-free days worked as of September 30, 2025.

Social Performance

Implementation of the Five-Year Socio-Economic Development Plan continued during Q3 2025, with steady progress across education, livelihood, and community infrastructure initiatives.

On September 9, 2025, a confrontation between illegal miners and military personnel stationed at the AGM resulted in unrest, one fatality, and damage to the mining contractor's equipment. The military forms part of a state-mandated security operation coordinated through the Ghana Chamber of Mines.

Environmental Performance

Environmental monitoring during Q3 2025 indicated compliance with regulatory standards for water, air quality, and noise. An annual Minerals Commission audit also highlighted strong performance and effective management practices across the Company's environmental programs, recognizing the maturity of the AGM's environmental management system.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

MACROECONOMIC FACTORS

Gold Price

The price of gold is the largest single external factor in determining the Company's profitability and cash flow from operations. Therefore, the financial performance of the Company is expected to be closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and affected by numerous macroeconomic factors that are beyond the Company's control. The price of gold may be impacted by currency exchange rate fluctuations and the relative strength of the US dollar, the supply of and demand for gold, geopolitical events, and macroeconomic factors, such as interest rates and inflation expectations. During Q3 2025, the price of gold traded between a low of $3,299/oz in late July and a high of $3,827/oz in late September, with the average price for Q3 2025 based on the London Bullion Market Association ("LBMA") PM benchmark of $3,457/oz, compared to the Q3 2024 average price of $2,474/oz. Gold prices during Q3 2025 were influenced by central bank purchasing, geopolitical risks (specifically the threat of tariffs levied by the United States on its trading partners), and volatility in interest rates and the US dollar, among other factors.

During Q3 2025, the Company’s average gold sales price was $3,501/oz, excluding the effect of realized losses on gold hedging instruments.

Management continues to evaluate opportunities to leverage the historically high gold price environment to protect the Company's balance sheet, particularly during periods of elevated forecast capital expenditures relative to the life of mine average.

Ghana Economy

In October 2023, the International Monetary Fund ("IMF") and the Ghana government reached a staff-level agreement on the first review of its $3.0 billion financing arrangement over a 3-year period (the "IMF Loan"). In April 2025, the IMF and Ghana agreed on the fourth review of the country's economic reform agenda, providing Ghana with access to an additional $370.0 million under the IMF Loan, bringing total disbursements under the IMF Loan to $2.3 billion.

Ghana's recent fiscal climate has not materially impacted the operations of the AGM, as much of the cost structure is tied to the US dollar, and the government remains supportive of the mining industry given its importance to foreign currency reserves.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

During Q3 2025, the Ghanaian Cedi ("Cedi") depreciated by approximately 20% relative to the US dollar, yet appreciated approximately 34% year-to-date in FY 2025. The Cedi's appreciation puts moderate pressure on the AGM's cost and capital structure. However, most of the AGM's significant cost drivers (e.g. mining contracts, diesel) are denominated in US dollars, thus isolating them from volatile movements in the Cedi.

REVIEW OF Q3 2025 CONSOLIDATED FINANCIAL RESULTS

Selected financial results for the three months ended September 30, 2025 and 2024

	Three months ended September 30,
	2025	2024
(in thousands of US dollars, except per share amounts)	$	$
Revenue	114,197	71,130
Cost of sales:
Production costs	(41,630)	(32,044)
Depreciation and depletion	(15,256)	(8,341)
Royalties	(9,135)	(4,301)
Total cost of sales	(66,021)	(44,686)
Income from mine operations	48,176	26,444
General and administrative expenses	(8,922)	(1,731)
Exploration and evaluation expenditures	(879)	(1,809)
Income from operations	38,375	22,904
Transaction costs	-	(91)
Finance income	2,247	1,310
Finance expense	(42,820)	(22,623)
Foreign exchange loss	(3,248)	(400)
(Loss) income before taxes	(5,446)	1,100
Current income tax expense	(21,828)	-
Deferred income tax expense	(14,746)	-
Net (loss) income and comprehensive (loss) income	(42,020)	1,100

Weighted average number of shares outstanding:
Basic	258,791,445	256,912,077
Diluted	258,791,445	262,052,961

Net (loss) income per share attributable to common shareholders :
Basic	(0.15)	0.00
Diluted	(0.15)	0.00

Revenue

During Q3 2025, the Company sold 32,577 ounces of gold at a quarterly record average gold price of $3,501/oz for total revenue of $114.2 million (including $0.2 million of by-product silver revenue). During Q3 2024, the Company sold 29,014 ounces of gold at an average gold price of $2,446/oz for total revenue of $71.1 million (including $0.2 million of by-product silver revenue). The average gold sales price, including the effect of realized gold hedging losses, for Q3 2025 amounted to $3,099/oz.

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GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

The increase in revenue quarter-on-quarter was due to a 43% increase in average gold sales prices and a 12% increase in gold ounces sold.

Production Costs

During Q3 2025, the Company incurred production costs of $41.6 million, compared to $32.0 million in Q3 2024. During Q3 2024, low-grade stockpiled ore was processed that had no accounting book value and, as such, had no mining cost attributed to it. This resulted in lower production costs relative to Q3 2025, where processed ore was sourced from mined ore at the Abore and Esaase deposits.

Depreciation and Depletion

During Q3 2025, depreciation and depletion expense was $15.3 million, compared to $8.3 million in Q3 2024. The increase resulted from higher depletion expense on Abore and Esaase development and capitalized stripping costs.

Royalties

The Ghanaian government charges a 5% royalty on revenues earned through sales of precious metals from the AGM's concessions. The AGM's Esaase concession is also subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee. The Esaase royalty is presented within production costs.

The Government of Ghana also imposed the GSL on May 1, 2023, which amounted to 1% of revenues for gold mining companies. Effective April 1, 2025, the Government of Ghana increased the GSL on gold mining companies to 3% and until December 31, 2028. The GSL is presented as a royalty expense in the Statement of Operations.

Royalties expense was higher during Q3 2025 due to higher recorded revenues and the aforementioned increase in the GSL.

General and Administrative ("G&A") Expenses

The following table summarizes G&A expenses for the three months ended September 30, 2025 and 2024:

	Three months ended September 30,
	2025	2024
(in thousands of US dollars)	$	$
Wages, benefits and consulting	(2,280)	(1,963)
Office, rent and administration	(382)	(252)
Professional and legal	(312)	(471)
Share-bas ed compensation	(5,713)	882
Travel, marketing, investor relations and regulatory	(206)	106
Depreciation	(29)	(33)
Total G&A expenses	(8,922)	(1,731)

G&A expenses in Q3 2025 were $7.2 million higher than Q3 2024 due to a $6.6 million increase in share-based compensation expense, resulting from an increase in the fair value of cash‐settled long‐term incentive plan awards linked to the price of the Company's common shares.

15

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

Finance Expense

The following table summarizes significant components of finance expense for the three months ended September 30, 2025 and 2024:

	Three months ended September 30,
	2025	2024
(in thousands of US dollars)	$	$
Unrealized losses on gold hedging instruments	(25,105)	(16,552)
Realized losses on gold hedging instruments	(13,094)	(2,162)
Interest on lease liabilities	(1,591)	(1,674)
Accretion expense on asset retirement provisions	(729)	(588)
Accretion expense on deferred consideration	(795)	(748)
Change in fair value of contingent consideration	(1,426)	(891)
Other	(80)	(8)
Total finance expense	(42,820)	(22,623)

Finance expense was higher in Q3 2025 primarily due to a $10.9 million and $8.6 million increase in realized and unrealized losses, respectively, on the AGM's zero cost gold collar ("ZCC") hedges, as compared to Q3 2024, following the significant run up in gold prices during Q3 2025.

The change in fair value of contingent consideration payable to Gold Fields Limited was higher in Q3 2025 due to higher forecast gold prices impacting the amount of estimated future royalty payments from the Nkran deposit.

Foreign Exchange Loss

The increase in foreign exchange loss during Q3 2025 was due to the depreciation of the Cedi against the US dollar, which decreased by approximately 20% during the quarter. The majority of the foreign exchange loss was unrealized and related to the quarter-end revaluation of value added tax receivables in Ghana that are denominated in Cedis.

Current and Deferred Income Tax Expense

During Q3 2025, the Company recorded current income tax ("CIT") and deferred income tax ("DIT") expenses of $21.8 million and $14.7 million, respectively. The CIT expense relates entirely to taxable income generated in Ghana by the AGM, which is subject to a statutory tax rate of 35%, and resulted from the AGM moving into a taxable income position during the quarter, after fully utilizing all tax loss carry forwards.

16

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

REVIEW OF YEAR-TO-DATE CONSOLIDATED FINANCIAL RESULTS

Selected financial results for the nine months ended September 30, 2025 and 2024

	Nine months ended September 30,
	2025	2024(1)
(in thousands of US dollars, except per share amounts)	$	$
Revenue	288,091	166,788
Cost of sales:
Production costs	(123,175)	(84,499)
Depreciation and depletion	(42,703)	(16,001)
Royalties	(21,515)	(10,066)
Total cost of sales	(187,393)	(110,566)

Income from mine operations	100,698	56,222

General and administrative expenses	(18,986)	(16,056)
Exploration and evaluation expenditures	(3,260)	(4,458)
Share of net income related to joint venture	-	2,432
Service fee earned as operators of joint venture	-	976
Gain on derecognition of equity investment in joint venture	-	1,416
Income from operations and joint venture	78,452	40,532

Transaction costs	-	(2,492)
Finance income	5,297	5,250
Finance expense	(99,069)	(36,607)
Foreign exchange gain (loss)	2,036	(1,511)
(Loss) income before taxes	(13,284)	5,172

Current income tax expense	(21,828)	-
Deferred income tax expense	(14,746)	-
Net (loss) income and comprehensive (loss) income	(49,858)	5,172

Weighted average number of shares outstanding:
Basic	257,905,353	248,496,497
Diluted	257,905,353	253,662,962

Net (loss) income per share attributable to common shareholders :
Basic	(0.18)	0.02
Diluted	(0.18)	0.02

(1) The Company acquired Gold Fields Limited's 45% equity interest in the AGM on March 4, 2024, thereby increasing the Company's equity interest to 90% as of this date. The Company therefore consolidated the financial results of the AGM commencing on March 4, 2024. Prior to this date, the Company accounted for its previous 45% equity interest in the AGM by applying the equity method of accounting.

Revenue

During the nine months ended September 30, 2025, the Company sold 88,858 ounces of gold at an average gold price of $3,237 for total revenue of $288.1 million (including $0.5 million of by-product silver revenue). During the comparative period of 2024, the Company recognized sales on 71,757 ounces of gold at an average gold price of $2,320/oz for total revenue of $166.8 million (including $0.3 million of by-product silver revenue). The average gold sales price, including the effect of realized gold hedging losses, year-to-date amounted to $2,914/oz.

17

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

The increase in revenue period-on-period was due to a 40% increase in average gold  sales prices and a 24% increase in gold ounces sold. Gold ounces sold in 2025 were higher than 2024 as the Company only consolidated the financial results of the AGM from March 4, 2024 to September 30, 2024 in the comparative period.

Production Costs

During the nine months ended September 30, 2025, the Company incurred production costs of $123.2 million, compared to $84.5 million in the comparative period of 2024. During the 2024 comparative period, low-grade stockpiled ore was processed that had no accounting book value and, as such, had no mining cost attributed to it. This resulted in lower production costs relative to 2025.

Production costs were also higher in 2025 due to more gold ounces sold as described under the heading "Revenue" above.

Depreciation and Depletion

During the nine months ended September 30, 2025, depreciation and depletion expense was $42.7 million, compared to $16.0 million in the comparative period of 2024. The increase in depreciation and depletion expense resulted from higher depreciation recorded on right-of-use lease assets associated with mining services contracts, as well as depletion of Abore and Esaase development and capitalized stripping costs.

Additionally, depreciation and depletion expense was lower in 2024 as a result of the comparative period only including the financial results of the AGM from March 4, 2024 to September 30, 2024.

Royalties

Royalties expense was higher during the nine months ended September 30, 2025 due to higher recorded revenues and the aforementioned increase in the GSL.

G&A Expenses

The following table summarizes G&A expenses for the nine months ended September 30, 2025 and 2024:

	Nine months ended September 30,
	2025	2024
(in thousands of US dollars)	$	$
Wages, benefits and consulting	(7,062)	(5,874)
Office, rent and administration	(1,118)	(1,093)
Professional and legal	(1,153)	(1,120)
Share-based compensation	(7,806)	(7,242)
Travel, marketing, investor relations and regulatory	(1,036)	(626)
Withholding taxes	(721)	-
Depreciation	(90)	(101)
Total G&A expenses	(18,986)	(16,056)

G&A expenses during the nine months ended September 30, 2025 were $2.9 million higher than the comparative period in 2024 primarily due to the Company consolidating the financial results of the AGM in the comparative period from March 4, 2024 to September 30, 2024.  Additionally, share-based compensation expense was $0.6 million higher in 2025, resulting from an increase in the fair value of cash‐settled long‐term incentive plan awards linked to the price of the Company's common shares.

18

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

Finance Expense

The following table summarizes significant components of finance expense for the nine months ended September 30, 2025 and 2024:

	Nine months ended September 30,
	2025	2024
(in thousands of US dollars)	$	$
Unrealized losses on gold hedging instruments	(57,128)	(22,171)
Realized losses on gold hedging instruments	(28,696)	(5,276)
Interest on lease liabilities	(4,872)	(3,529)
Accretion expense on asset retirement provisions	(2,139)	(1,489)
Accretion expense on deferred consideration	(2,322)	(1,722)
Change in fair value of contingent consideration	(3,650)	(2,090)
Other	(262)	(330)
Total finance expense	(99,069)	(36,607)

Finance expense was higher during the nine months ended September 30, 2025 primarily due to an increase in unrealized and realized losses on the AGM's ZCC gold hedges amounting to $35.0 million and $23.4 million, respectively. Interest on lease liabilities and accretion expense on asset retirement provisions were higher in 2025 due to the Company consolidating the financial results of the AGM for the entire nine months ended September 30, 2025; whereas, in the comparative period, the Company only consolidated the financial results of the AGM from March 4, 2024 onwards.

The change in fair value of contingent consideration payable to Gold Fields Limited was higher in 2025 due to higher forecast gold prices impacting the amount of estimated future royalty payments from the Nkran deposit.

Foreign Exchange Gain (Loss)

The increase in foreign exchange gain during the nine months ended September 30, 2025 was due to the appreciation of the Cedi against the US dollar, which had increased year-to-date by approximately 15% as of September 30, 2025. The majority of the foreign exchange gain was realized on value added tax receivables in Ghana that are denominated in Cedis.

Current and Deferred Income Tax Expense

Refer to discussion above under the heading "Review of Q3 2025 Consolidated Financial Results".

19

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

FINANCIAL CONDITION

	September 30,	December 31,
	2025	2024
(in thousands of US dollars)	$	$
Cash and cash equivalents	116,440	105,775	Cash and cash equivalents increased resulting from positive operating cash flow and supported by record high gold prices, partly offset by capital expenditures and capitalized lease payments at the AGM.
Other current assets	83,584	59,810	Other current assets increased primarily due to a buildup of ore stockpiles, higher value added tax receivables and prepaid insurance costs for corporate and mine site insurance policies.
Non-current assets	385,194	334,768	Non-current assets increased due to capitalized stripping costs at the Abore, Esaase and Nkran deposits, a s well as construction costs related to the secondary crushing circuit.
Total assets	585,218	500,353
Current liabilities	204,579	110,815	Current liabilities increased due to gold hedge liabilities, recording a current income tax payable in Q3 2025 and higher mining contractor payables.
Non-current liabilities	178,686	141,769	Non-current liabilities increased due to gold hedge liabilities and recognition of a mining services lease for the Nkran deposit.
Total liabilities	383,265	252,584
Common shareholders' equity	201,382	243,456	Shareholders' equity decreased as the Company ha d a net loss for the nine months ended September 30, 2025.
Non-controlling interest	571	4,313
Total liabilities and equity	585,218	500,353

LIQUIDITY AND CAPITAL RESOURCES

A key financial objective of the Company is actively managing its cash balance and liquidity to achieve positive operating cash flows that internally fund operating, capital and project development requirements and generate shareholder returns. Material changes in the Company's liquidity and capital resources will be substantially determined by the success or failure of the Company's operations, exploration, and development programs, the ability to obtain equity or other sources of financing, and the price of gold.

The Company is in the process of finalizing a $75 million RCF with RMB. The purpose of the RCF is for general working capital requirements. The RCF has a 4-year term and floating interest rate based on the Secured Overnight Financing Rate (SOFR) plus a margin of 3.95%. Finalization of the RCF is pending signing of closing documentation, and satisfaction of conditions precedent customary for a facility of this nature.

The Company's cash and cash equivalents of $116.4 million as of September 30, 2025, together with projected cash flows from operations over the next 12 months at current spot gold prices, are expected to be sufficient to satisfy the Company's financial, operating, capital commitments and contractual obligations requiring settlement within the next 12 months, including the $25.0 million deferred consideration payment due to Gold Fields Limited on December 31, 2025. However, the Company's cash flows and its ability to meet working capital requirements and contractual obligations is significantly influenced by the price of gold. Volatility in the gold price contributes to risk that cash flow from operations and other sources of liquidity will be insufficient to meet the Company's financial obligations as they become due and fund the Company's ongoing development and exploration projects. The Company aims to manage its liquidity by ensuring that it can manage spending and provide adequate cash flow to meet all commitments as they fall due.

20

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

On July 8, 2025, the Company filed a base shelf prospectus ("Prospectus"), under which the Company may sell from time‐to‐time securities of the Company, up to an aggregate of $500.0 million. The Prospectus has a term of 25‐months from the filing date. No securities have been issued under the Prospectus as of the date of this MD&A.

Working Capital

As at September 30, 2025, the Company had net working capital of $2.4 million (December 31, 2024 - $61.8 million). The decrease in net working capital since December 31, 2024 was primarily driven by an increase in the fair value of the Company's gold hedge derivative liabilities and recording income taxes payable in Ghana of $10.3 million. Refer to the discussion under the heading "Gold Price Hedging" below for further details on the Company's gold hedging program.

	September 30, 2025	December 31, 2024
(in thousands of US dollars )	$	$
Cash and cash equivalents	116,440	105,775
Accounts receivable	76	104
Inventories	56,608	42,830
Value added tax receivables	12,965	8,328
Prepaid expenses and other	13,935	8,548
Accounts payable and accrued liabilities	(87,554)	(55,064)
Income taxes payable	(10,251)	-
Financial liabilities	(57,746)	(9,284)
Lease liabilities - current	(17,407)	(15,937)
Deferred consideration	(24,626)	(23,535)
Total net working capital	2,440	61,765

Cash Flows

The following table provides a summary of the Company's cash flows for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
(in thousands of US dollars)	$	$	$	$
Cash provided by (used in):
Operating activities	40,449	24,449	102,155	41,940
Investing activities	(34,381)	(21,740)	(81,046)	31,061
Financing activities	(4,098)	(4,156)	(11,963)	(5,943)
Impact of foreign exchange on cash and cash equivalents	(211)	(676)	1,519	(1,412)
Increase (decrease) in cash and cash equivalents	1,759	(2,123)	10,665	65,646
Cash and cash equivalents, beginning of period	114,681	123,039	105,775	55,270
Cash and cash equivalents, end of period	116,440	120,916	116,440	120,916

Cash Flows from Operating Activities

The $16.0 million increase in operating cash flows during Q3 2025 was driven by higher revenues resulting from higher average gold sales prices, as compared to the same period in 2024.

21

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

The $60.2 million increase in operating cash flows during the nine months ended September 30, 2025, relative to the comparative period in 2024, was driven by higher revenues as described under the heading "Revenue" in section "Review of Year-to-Date Consolidated Financial Results" of this MD&A. Higher revenues were partly offset by higher operating costs related to the ongoing development of the Abore deposit and recommencement of mining activities at the Esaase deposit in Q1 2025.

Cash Flows used in Investing Activities

During Q3 2025, the Company invested $35.3 million in additions to MPP&E and earned $0.9 million of interest on cash and cash equivalents (Q3 2024 - invested $22.6 million in additions to MPP&E and earned $1.3 million of interest on cash balances). Total cash expenditures on MPP&E during the current period included $13.5 million of deferred waste stripping costs at the Abore and Esaase deposits, $12.0 million of pre-stripping costs at Nkran Cut 3 and development capital expenditures of $2.9 million, primarily related to the completed secondary crushing circuit. The increase in capital expenditures during Q3 2025 was primarily due to the advancement of pre-stripping at Nkran Cut 3.

During the nine months ended September 30, 2025, the Company invested $83.3 million in additions to MPP&E and earned $2.8 million of interest on cash balances (nine months ended September 30, 2024 - invested $42.2 million in additions to MPP&E and earned $3.6 million of interest on cash balances, notwithstanding the cash flow impact of the transaction with Gold Fields Limited). The increase in capital expenditure during 2025 was driven by higher deferred waste stripping costs at Abore and Esaase, advancement of pre-stripping at Nkran Cut 3 and construction costs associated with the completed secondary crushing circuit. Additionally, in the comparative period of 2024, the Company only consolidated the cash flows of the AGM from March 4, 2024 onwards.

Cash Flows used in Financing Activities

Cash flows used in financing activities primarily related to capitalized lease payments on the Company's mining and other service contracts. The increase in cash flows used in financing activities for both periods in 2025, compared to the comparative periods in 2024, was due to additional mining contractor lease agreements entered into during the current year.

22

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

Commitments and Contractual Obligations

The following table summarizes the Company's commitments and contractual obligations as at September 30, 2025 and December 31, 2024.

	Less than	1-3	4-5	After	September 30,	December 31,
(in thousands of US dollars)	1 year	years	years	5 years	2025	2024
Accounts payable and accrued liabilities	76,215	-	-	-	76,215	48,125
Income taxes payable	10,251	-	-	-	10,251	-
Gold hedges	57,746	13,138	-	-	70,884	13,758
Long-term incentive plan (cash-settled awards)	11,339	619	-	-	11,958	7,405
Mining and other services contracts	22,723	29,178	14,849	3,302	70,052	44,590
Asset retirement provisions (undiscounted)	-	3,379	7,220	69,265	79,864	75,770
Deferred and contingent consideration (undiscounted)	25,000	30,000	39,075	2,937	97,012	94,237
Corporate office lease	113	234	234	-	581	83
Total commitments	203,387	76,548	61,378	75,504	416,817	283,968

The gold hedges commitment represents the mark-to-market fair value of the Company's current gold hedging program (see "Gold Price Hedging" below) based upon a spot price of approximately $3,850/oz as of September 30, 2025. The settlement amount of these hedges, if any, will depend on the price of gold at the settlement date.

Long-term incentive plan commitments due within one year include all cash-settled deferred share unit ("DSU") awards granted to directors of the Company prior to 2025 amounting to $10.6 million. These commitments are current liabilities because the timing of payments could be accelerated if a director retires, or in the event of a change of control. DSU awards granted in 2025 will be settled by the issuance of the Company's common shares.

The Company has a number of mining and other service contracts. These contracts include monthly fixed fees as well as variable cost measures. The contractual obligations disclosed in the above table relate only to the fixed fees payable to the contractors. The variable cost measures of these contracts are dependent volumes, such as bank cubic meters mined or ore tonnes transported. The expense relating to these variable payments and recognized as an operating expense was $36.7 million and $92.1 million for the three and nine months ended September 30, 2025, respectively (three and nine months ended September 30, 2024 - $26.6 million and $49.0 million, respectively). The mining services contracts include termination clauses, which allow the Company to terminate the agreements provided a termination fee is paid to the contractor.

The timing of contingent payments to Gold Fields Limited, totaling $42.0 million, is based upon management's best estimate of when payments would be required to be made based upon the AGM's current life of mine plan.

Contingencies

A former services provider of the AGM filed a dispute with an arbitration tribunal alleging the AGM breached the terms of a services agreement and claimed approximately $25.0 million in damages. The arbitrator ruled in favour of the AGM, declaring there had not been a breach of any terms of the contract, yet made an award to the counterparty of approximately $13.0 million plus interest for services rendered. The AGM, consistent with the arbitration ruling, maintains the view that there was no breach of contract, and all contractual amounts were paid as due. The AGM therefore is undertaking an appeals process in the Court of Appeal in Ghana. A provision of $7.0 million has been recorded as at September 30, 2025 as management's best estimate to settle the claim (December 31, 2024 - $7.0 million). While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes the estimated provision is reasonable based on the information currently available.

23

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

Due to the nature of its business, the Company may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

Off-Balance Sheet Arrangements

The Company has no off‐balance sheet arrangements.

Gold Price Hedging

The Company periodically enters into gold hedging arrangements to mitigate gold price risk during periods of planned elevated capital investment. During the three and nine months ended September 30, 2025, the Company realized a $13.1 million and $28.7 million loss on its gold hedging arrangements, respectively (three and nine months ended September 30, 2024 - realized losses of $2.2 million and $5.3 million, respectively). The Company does not apply hedge accounting to the gold hedges.

The Company has gold hedges for 5,000 gold ounces per month for the remainder of 2025 and all of 2026 (total of 15,000 gold ounces remaining in 2025 and 60,000 gold ounces in 2026 as of September 30, 2025). The remaining 2025 gold hedges have a put strike of $2,000/oz and call strikes ranging between $2,626/oz to $2,645/oz, while the 2026 gold hedges have a put strike of $2,300/oz and call strikes ranging between $2,962/oz to $3,162/oz.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following table provides a summary of unaudited financial data for the last eight quarters. Except for basic and diluted income (loss) per share, the totals in the following table are presented in thousands of US dollars.

	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Revenue	114,197	97,304	76,590	64,551	71,130	63,963	31,695	-
Income from mine operations	48,176	37,162	15,360	21,788	26,444	23,581	6,197	-
Income (loss) from operations and JV	38,375	31,288	8,789	3,075	22,904	15,027	2,601	(2,271)
Net (loss) income for the period	(42,020)	21,554	(29,392)	3,369	1,100	7,280	(3,208)	(5,758)
Basic and diluted (loss) income per share	($0.15)	$0.07	($0.10)	$0.00	$0.00	$0.03	($0.01)	($0.03)
Adjusted net (loss) income attributable to common shareholders (1)	(2,770)	21,133	3,410	5,096	17,743	8,805	6,493	(5,758)
Adjusted basic and diluted (loss) income per share(1)	($0.01)	$0.08	$0.01	$0.02	$0.07	$0.03	$0.03	($0.03)
Cash provided by (used in) operating activities	40,449	35,814	25,892	13,806	24,449	4,463	13,028	(1,574)
EBITDA(1)	50,412	49,851	23,018	9,675	30,787	18,972	2,872	(2,554)

(1) Non-IFRS measure. Refer to "Non-IFRS Measures" in this MD&A.

The net loss during Q4 2023 was mainly due to lower earnings from the AGM joint venture resulting from a restart and ramp up of mining at the Abore deposit; a $3.9 million downward fair value adjustment on the Company's preferred shares in the AGM joint venture, resulting from a change in forecast timing of distributions; and higher G&A expenses due to higher share-based compensation expense.

24

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

On March 4, 2024, the Company completed the acquisition of Gold Fields Limited's 45% equity interest in the AGM and as of this date commenced consolidating the financial results of the AGM. The increase in the Company's revenue, income from mine operations, income from operations, cash provided by operating activities and EBITDA1 since Q1 2024 was due to consolidating the AGM's financial results and cash flows.

The decrease in EBITDA1 in Q4 2024 was due to the Company terminating a gold sales offtake agreement and paying a $13.1 million termination fee.

The net loss in Q1 2025 was primarily attributable to a $30.2 million unrealized loss and a $4.9 million realized loss on gold hedging instruments.

During Q2 2025 and Q3 2025, improved mining and production rates at the AGM, coupled with higher average gold sales prices, led to strong revenue, income from operations and operating cash flow.

The net loss in Q3 2025 was due to a $25.1 million unrealized loss and a $13.1 million realized loss on gold hedging instruments.  The Company also recorded CIT and DIT expenses of $21.8 million and $14.7 million, respectively.

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Cash Costs per Gold Ounce Sold

The Company has included the non-IFRS performance measure of total cash costs per gold ounce sold throughout this MD&A. The Company follows the recommendations of the Gold Institute Production Cost Standard (the "Gold Institute"). The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses total cash costs per gold ounce sold to monitor the operating performance of the AGM. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company's performance and ability to generate cash flow.

The following table provides a reconciliation of the AGM's total cash costs per gold ounce sold to production costs of the Company (the nearest IFRS measure) as presented in the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2025 and 2024.

25

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
(in thousands of US dollars, except per ounce amounts)	$	$	$	$
Production costs	41,630	32,044	123,175	84,499
Unconsolidated production costs(1)	-	-	-	20,810
Fair value adjustments on acquired inventories(2)	-	-	-	(7,831)
Adjusted production costs	41,630	32,044	123,175	97,478
By-product silver revenue	(154)	(167)	(450)	(461)
Royalties	9,135	4,302	21,515	12,101
Total cash costs	50,611	36,179	144,240	109,118
Gold ounces sold	32,577	29,014	88,858	88,684
Total cash costs per gold ounce sold ($/oz)	1,554	1,247	1,623	1,230

(1) Unconsolidated production costs presented in the table above relate to periods when the Company accounted for its interest in the AGM joint venture using the equity method of accounting.

(2) Fair value adjustments on acquired inventories have been restated to retrospectively adjust for final purchase price accounting adjustments as of the March 4, 2024 transaction date.

AISC per Gold Ounce Sold

The Company has adopted the reporting of "AISC per gold ounce sold", which is a non-IFRS performance measure. The Company believes that the AISC per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the AGM's performance and ability to generate cash flow.

AISC adjusts total cash costs for mine site G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs, sustaining capital expenditures and sustaining lease payments on the AGM's mining and service lease agreements. Sustaining capital expenditures, capitalized stripping costs, reclamation cost accretion and lease payments are not line items on the Company's financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site.  A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or mineral reserves compared to the remaining life of mine of the operation. As such, sustaining costs exclude all expenditures at the AGM's new projects and certain expenditures at the AGM's operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period; these costs are generally not considered expansionary in nature as the stripping phase is expected to take less than 12 months and resulting ore production is of a short-term duration. Reclamation cost accretion represents the growth in the AGM's reclamation provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Lease payments on mining and service lease agreements represent cash outflows. Reclamation cost accretion is presented in finance expense in the Company's financial results.

The following table provides a reconciliation of AISC for the AGM to production costs and various operating expenses of the Company (the nearest IFRS measures) as presented in the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2025 and 2024.

26

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above)	50,611	36,179	144,240	109,118
G&A expenses of the AGM (see table below)	853	319	2,394	1,752
Sustaining capital expenditures and capitalized stripping costs (see table below)	17,708	19,658	44,698	42,697
Reclamation accretion expense(1)	729	588	2,139	1,932
Sustaining lease payments(2)	4,480	5,965	12,574	13,246
All-in sustaining cost	74,381	62,709	206,045	168,745
Gold ounces sold	32,577	29,014	88,858	88,684
All-in sustaining cost per gold ounce sold ($/oz)	2,283	2,161	2,319	1,903

(1) Accretion expense for the nine months ended September 30, 2024 was $1,489 per the Company's consolidated interim financial statements. Unconsolidated accretion expense of the AGM for the period January 1, 2024 to March 3, 2024 amounted to $443, when the Company accounted for its previous 45% equity interest in the AGM by applying the equity method of accounting.

(2) Sustaining lease payments for the three and nine months ended September 30, 2025 were $5,076 and $13,798, respectively, per the Company's consolidated interim financial statements, which included $31 and $94 of lease payments for corporate office space, respectively, and $565 and $1,130 of non-sustaining lease payments on a mining services contract, respectively.

The following table reconciles G&A expenses of the AGM to the Company's G&A expenses (the nearest IFRS measure) as presented in the Statements of Operations of the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 and 2024. Unconsolidated G&A expenses of the AGM relate to the period of January 1, 2024 to March 3, 2024 when the Company accounted for its previous 45% equity interest in the AGM by applying the equity method of accounting.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
(in thousands of US dollars)	$	$	$	$
Consolidated G&A expenses	8,922	1,731	18,986	16,056
Add (less):
Corporate G&A expenses	(8,069)	(1,412)	(16,592)	(14,764)
Unconsolidated G&A expenses of the AGM	-	-	-	460
G&A expenses of the AGM	853	319	2,394	1,752

The following table reconciles sustaining capital expenditures and sustaining capitalized stripping costs to the Company's total MPP&E additions (the nearest IFRS measure) as presented in note 8 of the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 and 2024. Unconsolidated MPP&E additions of the AGM relate to the period January 1, 2024 to March 3, 2024 when the Company accounted for its previous 45% equity interest in the AGM by applying the equity method of accounting.

27

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
(in thousands of US dollars)	$	$	$	$
Additions to MPP&E (note 8 of financial statements)	33,782	29,272	96,498	78,100
Add (less):
Non-sustaining capital expenditures	(17,508)	(2,976)	(38,573)	(9,611)
Capital expenditures - corporate	(44)	-	(65)	(10)
Non-cash additions related to leases	-	-	(11,157)	(27,816)
Change in accounts payable related to capitalized stripping costs	1,478	(6,638)	(2,005)	(8,069)
Unconsolidated MPP&E additions of the AGM	-	-	-	10,103
Sustaining capital expenditures	17,708	19,658	44,698	42,697

EBITDA and Adjusted EBITDA

EBITDA, which is a non-IFRS measure, provides an indication of the Company's continuing capacity to generate income from operations before considering the Company's financing decisions, costs of amortizing capital assets and income tax expense. Accordingly, EBITDA comprises net income (loss) excluding finance expense, finance income, depreciation and depletion expense and income taxes. Adjusted EBITDA, also a non-IFRS measure, adjusts EBITDA to exclude non-recurring items and non-cash items ("Adjusted EBITDA") and includes the calculated Adjusted EBITDA of the AGM joint venture for periods prior to the consolidation of its ownership.

The following table provides a reconciliation of the Company's EBITDA and Adjusted EBITDA to net income (loss) of the Company (the nearest IFRS measure) as presented in the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 and 2024.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
(in thousands of US dollars )	$	$	$	$
Net (loss) income	(42,020)	1,100	(49,858)	5,172
Add back (deduct):
Depreciation and depletion expense	15,285	8,374	42,793	16,102
Finance income	(2,247)	(1,310)	(5,297)	(5,250)
Finance expense	42,820	22,623	99,069	36,607
Current income tax expense	21,828	-	21,828	-
Deferred income tax expense	14,746	-	14,746	-
EBITDA	50,412	30,787	123,281	52,631
Add back (deduct):
Non-cash long-term incentive plan compensation	502	296	2,110	875
Share of net income related to joint venture	-	-	-	(2,432)
Gain on derecognition of equity investment in joint venture	-	-	-	(1,416)
Transaction costs	-	91	-	2,492
Realized losses on gold hedges	(13,094)	(2,162)	(28,696)	(5,276)
Galiano's attributable interest in JV Adjusted EBITDA	-	-	-	3,243
Adjusted EBITDA	37,820	29,012	96,695	50,117

28

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

Adjusted Net Income (Loss)

The Company has included the non-IFRS performance measures of adjusted net income (loss) and adjusted net income (loss) per share throughout this MD&A. Neither adjusted net income (loss) nor adjusted net income (loss) per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income (loss) excludes certain non-cash items from net income (loss) to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income (loss) is appropriate to provide additional information to investors regarding items that management does not expect to continue at the same level in the future or that management does not believe to reflect the Company's ongoing operating performance or operating performance of the current period. The Company further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of operations and the performance of the Company's core business.

The following table provides a reconciliation of adjusted net income (loss) to net income (loss) of the Company (the nearest IFRS measure) as presented in the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 and 2024.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
(in thousands of US dollars, except per share amounts)	$	$	$	$
Net (loss) income attributable to common shareholders	(38,636)	1,100	(46,116)	5,172
Unrealized losses on gold hedges (1)	22,595	14,897	51,415	19,954
Deferred income tax expense(1)	13,271	-	13,271	-
Realized purchase price adjustments on inventories	-	-	-	8,700
Gain on derecognition of equity investment in joint venture	-	-	-	(1,416)
Transaction costs	-	91	-	2,492
Adjusted net (loss) income	(2,770)	16,088	18,570	34,902
Basic weighted average common sha res outstanding	258,791,445	256,912,077	257,905,353	248,496,497
Diluted weighted average common shares outstanding	258,791,445	262,052,961	264,738,985	253,662,962
Adjusted net (loss) income per share - basic	($0.01)	$0.06	$0.07	$0.14
Adjusted net (loss) income per share - diluted	($0.01)	$0.06	$0.07	$0.14

(1) Reflects the Company's 90% interest in the AGM.

OUTSTANDING SHARE DATA

As of the date of this MD&A, there were 259,790,437 common shares of the Company issued and outstanding and 10,053,675 stock options outstanding (each exercisable to purchase one common share at exercise prices ranging between C$0.62 and C$2.37 per share). Additionally, there are 2,568,904 long-term incentive plan ("LTIP") awards, comprising restricted share units, performance share units and DSUs, that will be settled in equity. The maximum number of common shares issuable upon conversion of these LTIP awards is 3,200,904 common shares. The fully diluted outstanding share count at the date of this MD&A is 273,045,016.

29

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

RELATED PARTY TRANSACTIONS

As at September 30, 2025, the Company's related parties are its subsidiaries and key management personnel (being directors and executive officers of the Company). During the normal course of operations, the Company enters into transactions with its related parties. During the three and nine months ended September 30, 2025, all related party transactions were in the normal course of business including compensation payments to key management personnel.

During the nine months ended September 30, 2024, other than compensation paid to key management personnel, the only related party transactions were with the AGM in respect of the Company's service fee earned for being the operator of the AGM joint venture until March 3, 2024. For the nine months ended September 30, 2024, the joint venture service fee was comprised of a gross service fee of $1.2 million less withholding taxes payable in Ghana of $0.2 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Estimates and Judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in preparing the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 and 2024 are reasonable; however, actual results could differ from those estimates and assumptions and could impact future results of operations and cash flows. The Company's significant accounting judgements and estimates are presented in note 5 of the audited consolidated annual financial statements for the years ended December 31, 2024 and 2023.

Changes in Accounting Policies including Initial Adoption

Accounting standards adopted during the period

There were no new accounting standards effective January 1, 2025 that impacted the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025.

Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company, have been issued but are not yet effective as of September 30, 2025:

IFRS 18

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, a new standard on presentation and disclosure in financial statements with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but may change what an entity reports as its 'operating profit or loss'. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is evaluating how IFRS 18 will impact the disclosures in its consolidated financial statements in future periods.

30

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

IFRS 7 and 9

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments (IFRS 7 and IFRS 9), which included clarification that a financial liability is derecognized on the 'settlement date'; an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met; clarification on how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance-linked features; and requires additional disclosures under IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event. The amendments to IFRS 7 and IFRS 9 will be effective for annual reporting periods beginning on or after January 1, 2026. The amendments to IFRS 7 and IFRS 9 are not expected to have a material impact on the Company's consolidated financial statements.

RISKS AND UNCERTAINTIES

Financial Instruments and Risk

The Company's business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company's most recently filed AIF for the year ended December 31, 2024, which can be found under the Company's SEDAR+ profile at www.sedarplus.ca, and the Company's most recently filed Form 40-F Annual Report for the year ended December 31, 2024, which can be found on EDGAR at www.sec.gov.

Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

Financial Instruments

As at September 30, 2025, the Company's financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities, lease liabilities, financial liabilities (gold hedge derivatives), long-term incentive plan liabilities, deferred and contingent consideration payable to Gold Fields Limited and the 1% net smelter return royalty on production from the Nkran deposit (the "Nkran Royalty") payable to Gold Fields Limited. The Company classifies cash and cash equivalents and accounts and value added tax receivables as financial assets measured at amortized cost, while accounts payable and accrued liabilities, lease liabilities and deferred consideration are classified as other financial liabilities and measured at amortized cost. Marketable securities, long-term incentive plan liabilities, contingent consideration and the Nkran Royalty are financial assets and financial liabilities, respectively, measured at fair value through profit or loss. Marketable securities fall within Level 1 of the fair value hierarchy, while the aforementioned financial liabilities all fall within Level 3. The ZCC gold hedge liabilities are also recorded at fair value at the reporting date and fall within Level 1 of the fair value hierarchy. Refer to note 11 of the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 and 2024 for discussion on the significant assumptions made in determining the fair value of the contingent consideration and Nkran Royalty.

The credit risk, liquidity risk and market risk associated with the Company's financial instruments are disclosed in note 24(d) of the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 and 2024. The Company's strategies to manage these risks have not changed materially during the period.

31

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

As at September 30, 2025, the carrying and fair values of the Company's financial instruments by category are as follows (in thousands of US dollars):

As at September 30, 2025	Fair value through profit or loss $	Amortized cost $	Carrying value $	Fair value $
Financial assets
Cash and cash equivalents	-	116,440	116,440	116,440
Accounts receivable	-	76	76	76
Marketable securities(1)	4,433	-	4,433	4,433
Total financial assets	4,433	116,516	120,949	120,949

Financial liabilities
Accounts payable and accrued liabilities(2)	11,339	76,215	87,554	87,554
Financial liabilities(2)	57,746	-	57,746	57,746
Lease liabilities	-	41,103	41,103	41,103
Deferred consideration	-	52,431	52,431	52,431
Contingent consideration	18,677	-	18,677	18,677
Nkran royalty	6,234	-	6,234	6,234
Other non-current liabilities(2)	13,757	-	13,757	13,757
Total financial liabilities	107,753	169,749	277,502	277,502

(1) Marketable securities are presented within prepaid expenses and other in the Statement of Financial Position.

(2) Accounts payable, financial liabilities and other non-current liabilities include long-term incentive plan liabilities and gold hedge derivative liabilities, which are measured at fair value through profit or loss.

INTERNAL CONTROL

Internal Control over Financial Reporting ("ICFR")

Change in ICFR

Management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have evaluated the Company's ICFR to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

During the three months ended September 30, 2025, there were no changes in ICFR that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

Limitations of Controls and Procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

32

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024

QUALIFIED PERSONS

The exploration information contained in this MD&A has been reviewed and approved by Mr. Chris Pettman, P.Geo, Vice President Exploration of Galiano. For further information regarding the exploration information in this MD&A, including the Quality Control and Quality Assurance and data verification measures taken with respect to such exploration information, refer to the Company's news releases dated May 5, 2025, July 14, 2025 and August 20, 2025 and filed on the Company's SEDAR+ profile at www.sedarplus.ca

All other scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Amri Sinuhaji, P.Eng., Vice President Technical Services of Galiano. Mr. Pettman and Mr. Sinuhaji are "Qualified Persons" as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101").

CAUTIONARY STATEMENTS

Cautionary Statement on Forward-Looking Information

The Company cautions readers regarding forward-looking statements found in this MD&A and in any other statement made by, or on behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this MD&A. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements are statements not based on historical information, and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the Company and the industry and markets in which the Company operates.  Forward-looking statements include, but are not limited to, statements with respect to:

  the deferred consideration payable in connection with the transaction with Gold Fields that closed on March 4, 2024;
  the future price of gold;
  the operating plans for the AGM;
  the estimation of Mineral Reserves and Mineral Resources;
  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;
  the timing of fleet mobilization and volumes mined at the Nkran deposit;
  operating costs with respect to the operation of the AGM;
  capital expenditures that are required to sustain and expand mining activities;
  the meeting of working capital requirements, contractual obligations and other financial commitments as they fall due;
  the timing, costs and project economics associated with the development plans for the AGM;
  the availability of capital to fund the AGM's expansion plans and to fund the AGM's development plans;
  any additional work programs to be undertaken by the Company;
  timing of delivery of higher grade ore from Abore and Esaase;
33

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 the Company's planned and future drilling programs;
  expectations and timing with respect to the resumption of mining operations at Esaase and the ramping up of mining activities at Esaase and Nkran;
  expectations regarding processing plant milling capacity and milling rates, including the installation of additional ancillary components and hardware in connection with the secondary crusher and other circuit optimizations;
  expectations regarding the RCF;
  the ability of the AGM to maintain current inventory levels;
  the timing of the development of new deposits;
  success of exploration activities;
  hedging practices;
  currency exchange rate fluctuations;
  central bank interest rate forecast;
  estimate of a legal provision;
  requirements for additional capital;
  operating cash flows;
  government regulation of mining operations;
  regulatory investigations, claims, lawsuits and other proceedings;
  environmental risks and remediation measures;
  advancement and implementation of the Company's sustainability program;
  changes in accounting policies and resulting impact on disclosures; and
  usefulness of certain non-IFRS measures.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The Company's actual future results or performance are subject to certain risks and uncertainties, including but not limited to:

  Mineral Reserve and Mineral Resource estimates may change and may prove to be inaccurate;
  life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;
  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;
  inflationary pressures and the effects thereof;
  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;
  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;
  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process gold as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;
  risks related to artisanal and illegal mining activities at or near the AGM, including that the Company's mineral properties may experience a loss of ore, and the Company may experience lack of access to its mineral properties and other issues, due to illegal mining activities;
  the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;
  the ability of the Company to manage procurement risks, including securing timely and cost-effective equipment and services, and mitigate risks related to supplier performance, fraud, collusion, bribery, kickbacks and unethical procurement practices.
  outbreaks of infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of its common shares;
  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;
  the Company may be unsuccessful in attracting and retaining key personnel;
  labour disruptions could adversely affect the Company's operations;
34

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 metallurgical recoveries may not be economically viable or recoveries may be lower in the future and have a negative impact on the Company's gold production and financial results;
  the Company's business is subject to risks associated with operating in a foreign country;
  risks related to the Company's use of mining and other contractors;
  the hazards and risks normally encountered in the exploration, development and production of gold;
  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;
  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;
  the Company's operations and workforce are exposed to health and safety risks;
  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;
  the Company's title to exploration, development and mining interests can be uncertain and may be contested;
  geotechnical risks associated with the design and operation of a mine and related civil structures;
  the Company's properties may be subject to claims by various community stakeholders;
  risks related to limited access to infrastructure and water;
  risks associated with establishing new mining operations;
  the Company's revenues are dependent on the market prices for gold, which have recently experienced significant fluctuations;
  the Company may not be able to secure additional financing when needed or on acceptable terms;
  the Company's shareholders may be subject to future dilution;
  risks related to changes in interest rates and foreign currency exchange rates;
  changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds;
  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;
  risks related to information systems security threats;
  non-compliance with public disclosure obligations could have an adverse effect on the Company's share price;
  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;
  risks associated with changes in reporting standards;
  the Company may be liable for uninsured or partially insured losses;
  the Company may be subject to litigation;
  damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price;
  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;
  the Company must compete with other mining companies and individuals for mining interests;
  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;
  the Company's common shares may experience price and trading volume volatility;
  the Company has never paid dividends and does not expect to do so in the foreseeable future;
  the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and
  any such other risk factors described under the heading "Risk Factors" in the Company's AIF.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this MD&A include, among others:

35

GALIANO GOLD INC. Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 the price of gold will not decline significantly or for a protracted period of time;
  the accuracy of the estimates and assumptions underlying Mineral Reserve and Mineral Resource estimates;
  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;
  the global financial markets and general economic conditions will be stable and prosperous in the future;
  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;
  the ability of the Company to comply with applicable governmental regulations and standards;
  the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana;
  the success of the Company in implementing its development strategies and achieving its business objectives;
  the Company will have sufficient working capital necessary to sustain its operations on an ongoing; and
  the key personnel of the Company will continue their employment.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company's operations have been primarily funded by operating cash flows and from debt and share issuances. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Cautionary Note for United States Investors

All technical disclosure in this MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to domestic Unites States issuers.  The terms "mineral reserves", "proven mineral reserves", "probable mineral reserves", "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" used in this MD&A are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards, as adopted by NI 43-101. The Company's disclosure of mineralization and other technical information herein may differ significantly from the information that would be disclosed had the Company prepared the reserve and resource estimates under the standards adopted under the rule of the Securities and Exchange Commission ("SEC") applicable to domestic United States issuers. Accordingly, the disclosure in this MD&A regarding the Company's mineral properties is not comparable to the disclosure of United States issuers subject to the SEC's mining disclosure requirements.

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